April 30, 2005

Mr. Martin James
Senior Assistant Chief Accountant
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Re:    Wireless Xcessories Group, Inc.
       Form 10-KSB for the year ended December 31, 2004
       File No. 0-27996

Dear Mr. James:

Listed below are responses to your letter related to the above subject dated April 1, 2005.


FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
------------------------------------------------

QUESTION 1:  IN FUTURE FILINGS, TO ELIMINATE INVESTOR CONFUSION, REVISE TO
             CORRECTLY IDENTIFY AND LABEL THE ITEMS OF FORM 10-KSB.

Response:
---------
Noted and will correctly identify and label the items included in the Form
10-KSB.


CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------
BALANCE SHEET
-------------

QUESTION 2:  IN FUTURE FILINGS REVISE THE BALANCE SHEET TO SEPARATELY PRESENT
             ASSETS AND LIABILITIES OF DISCONTINUED OPERATIONS AS REQUIRED BY PARAGRAPHS 46 AND 49 OF SFAS 144.

Response:
---------
Both Battery Network and Tauber Electronics were shut down several years ago with the sell off and disposal of any remaining assets including trade names and termination of lease obligations and termination of all employees. Both Companies' are dormant with no activity, operations, or assets and the Company maintains a provision in the amount of $36,000 classified as liabilities from discontinued operations for any existing and possible claims resulting from the above named operations. This provision will be carried until December 31, 2005.

NOTE 1.
-------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------

QUESTION 3:  WE NOTE THAT YOU RECOGNIZE REVENUE UPON SHIPMENT. PLEASE EXPAND
             YOUR DISCLOSURE IN FUTURE FILINGS TO CLARIFY WHY SHIPMENT IS THE APPROPRIATE POINT FOR REVENUE RECOGNITION. CONFIRM TO US THAT GOODS ARE SHIPPED FOB SHIPPING POINT OR DISCLOSE HOW YOU RECOGNIZE REVENUE FOR PRODUCTS NOT SHIPPED FOB SHIPPING POINT.

Response:
---------
Revenue is recognized at the point of shipment in accordance with our standard shipping terms which is FOB Shipping point, which includes all groups of products and services provided to our Customers. Any shipment not in accordance with our standard shipping terms would recognize revenue at the point of destination.


QUESTION 4:  IN A SUPPLEMENTAL RESPONSE, PLEASE ADDRESS HOW YOU MEET THE
             FOLLOWING CRITERIA OF SAB 104 PRIOR TO RECOGNIZING REVENUE:

             (a) PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTS:

             Response:
             ---------
             The Company requires a signed credit application from each prospective Customer, which includes the Company's terms of sale and outlines key Customer information required for qualifying and verifying the account and setting payment terms, method and establish credit lines. Certain larger Customers are subject to a more formal written agreement outlining the pertinent terms of the relationship.

             (b) DELIVERY HAS OCCURRED OR SERVICES HAVE BEEN RENDERED

             Response:
             ---------
             The Company ships out its daily-completed orders predominately by common carrier (UPS and FedEx) or on a customer designated carrier and bills on fob shipping point terms. Daily reconciliation and verification of orders shipped is performed by the billing department and tracking numbers faxed to customers.

             The Customer is billed on each order on a line item base for all product and which would include any custom packaging service that would be reflected in the agreed upon billing price of each individual product number effected.

             (c) THE SELLER'S PRICE TO THE BUYER IS FIXED OR DETERMINABLE, AND

             Response:
             ---------
             The Company sets pricing guidelines with floor and ceiling prices and special pricing guidelines relating to high volume customers such as Distributors for each of its individual product offerings including product that may include customized packaging services. Generally salespersons are required to keep within the guidelines unless they get specific approval from management. Daily exception reports are run on specific categories of product to assure pricing integrity. All shipped orders will have a final price designated for each line item shipped.

             (d) COLLECTIBILITY IS REASONABLY ASSURED

             Response:
             ---------
             The Company sets its initial per customer credit terms, limits and payment terms based on a detail and comprehensive review and verification of the initial Customer signed credit application to assure the credit worthiness. Subsequent changes to established credit terms are subject, but not limited to, customer growth, payment history with us, customer financial statements, updated credit application, and/or change to cod and/or credit card basis and require the approval of the Credit Manager and/or CFO. The Company vigorously pursues collection of past due balances through a two person collection department and refers all non-routine collection issues directly to the credit manager and/or CFO for a higher level resolution.

             Future filings will provide similar disclosures.

QUESTION 5.  WE NOTE FROM PAGE 2 OF YOUR BUSINESS SECTION THAT YOU HAVE A
             "VARIETY OF PRODUCT LINES" AND A WIDE ASSORTMENT OF VALUE ADDED SERVICES" RELATING TO YOUR PRODUCTS. TELL US SUPPLEMENTARY AND REVISE YOUR FUTURE FILINGS TO ADDRESS THE FOLLOWING:

             (a) HOW DO YOU RECOGNIZE REVENUE FROM THE SALE OF EACH GROUP OF SERVICES YOU PROVIDE TO CUSTOMERS.

             Response:
             ---------
             On all products and services including customized packaging (which is inclusive of price billed for each individual item effected) revenue is recognized when shipped in accordance with the applicable shipping terms. Other value added services such as Airtime carrier phone and accessories compatibility charts, E-Mail blast management programs, sales training materials, and Private label E-commerce websites that allow customers to offer full product line to their end users are available to and/or utilized by the entire Customer base and to prospective Customer prospects. In store displays and posters are limited to higher volume of orders of specific product and and no revenue is recognized when shipped to a qualifying customer.

             (b) HIGHLIGHT ANY DIFFERENCES IN THE TERMS AND TIMING OF DELIVERY OF THE VARIOUS PRODUCTS AND SERVICES AND DISCLOSE HOW THESE IMPACT THE TIMING OF REVENUE RECOGNITION.

             Response:
             ---------
             There is no difference in the terms and timing of delivery of the various products and services outlined response 5(a) above

             (c) IDENTIFY ANY SPECIAL ARRANGEMENTS WITH, OR RIGHTS PROVIDED TO, YOUR CUSTOMERS, SUCH AS WARRANTIES, THE RIGHT OF RETURN, OR CUSTOMER ACCEPTANCE, AND EXPLAIN HOW THEY IMPACT THE TIMING OF REVENUE RECOGNITION.

             Response:
             ---------
             We uniformly warrant most of our products from defects and provide limited stock rotation rights on selected product within 60 days of purchase by our Customers. The total percentage of Customer returns including all categories of return is less than 2% of net sales. The Company utilizes reserves and allowances to provide for these exposures, which are netted against Accounts Receivable and related charges income are applied to net sales

EMPLOYEE STOCK OPTIONS.

QUESTION 6.  WE NOTE THE CROSS REFERENCE TO NOTE 5 FOR THE PRO FORMA EFFECT ON
             NET INCOME (LOSS) PER SHARE DATA REQUIRED BY SFAS 123, PLEASE REVISE ALL FUTURE FILINGS TO INCLUDE THE FULL RECONCILIATION IN THE SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES NOTE. REFER TO PARAGRAPH 2(E) OF SFAS 148.

             Response:
             ---------
             Acknowledged and agreed, all future Company annual 10KSB and 10QSB filings, whichever, the case may be will reflect the full reconciliation in the Summary of Significant Accounting Policies note.

ITEM 14 CONTROLS AND PROCEDURES-PAGE 19
---------------------------------------

QUESTION 7.  WE NOTE YOUR STATEMENT THAT CONTROLS AND PROCEDURES (NO MATTER HOW
             WELL DESIGNED AND OPERATED, CAN PROVIDE ONLY REASONABLE ASSURANCE
             OF ACHIEVING THE DESIRED CONTROL OBJECTIVES...." PLEASE REVISE TO
             STATE CLEARLY, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR OBJECTIVES AND THAT YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT THE REASONABLE ASSURANCE LEVEL. IN THE ALTERNATIVE, REMOVE THE REFERENCE TO THE LEVEL OF ASSURANCE OF YOUR DISCLOSURE CONTROLS AND PROCEDURES.

             Response:
             ---------
             See the following paragraph, which will replace the paragraph you refer to above:

             The term "disclosure controls and procedures" is defined in Rules 13a-15d-15e and 15d and 15e of the Securities Exchange Act of 1934, as amended (the Exchange Act). This term refers to the controls and procedures of a Company that are designed to ensure that information required to be disclosed by a Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Our principal executive officer and principal financial officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. They have concluded that, as of December 31, 2004, our disclosure controls and procedures were effective in ensuring that required information will be disclosed on a timely basis in our reports filed under the exchange act.

QUESTION 8.  WE NOTE YOUR DISCLOSURE THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF
             FINANCIAL OFFICER HAVE COMPLETED HEIR EVALUATION OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF FEBRUARY 15, 2005. PLEASE AMEND YOUR FILING TO DISCLOSE MANAGEMENT'S CONCLUSION REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE ANNUAL REPORT.

             Response:
             ---------
             See response to question #7 above, we would request that instead of an amended filing that above statement would suffice to meet your requirements.

QUESTION 9.  YOUR DISCLOSURE OF CHANGES IN YOUR INTERNAL CONTROL OVER FINANCIAL
             REPORTING STATES THAT "THERE HAVE NOT BEEN ANY SIGNIFICANT CHANGES IN THE COMPANY'S INTERNAL CONTROL OR IN OTHER FACTORS THAT COULD
             AFFECT THESE CONTROLS...." PLEASE REVISE THE LANGUAGE USED TO
             INDICATE WHETHER THERE WAS ANY CHANGE TO YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT HAS MATERIALLY AFFECTED, OR THAT IS REASONABLY LIKELY TO MATERIALLY AFFECT, YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING, CONSISTENT WITH THE LANGUAGE USED IN AMENDED
             ITEM 308(C) OF REGULATION S-B.

             Response:
             ---------
             In all future reports we will make comment if still true, "there were no changes in the Company's internal control over financial reporting that have come to managements attention during the company's fourth quarter of 2004 that have materially affected, or likely to materially affect, the Company's internal control over financial reporting.


QUESTION 10. IN A RELATED MATTER, YOUR DISCLOSURE ALSO STATES THAT THERE NOT
             BEEN ANY SIGNIFICANT CHANGES "SUBSEQUENT TO THE DATE OF THEIR EVALUATION" WHICH WAS FEBRUARY 15, 2005. PLEASE REVIEW YOUR DISCLOSURE CONCERNING CHANGES IN YOUR CONTROL OVER FINANCIAL REPORTING TO ALSO INDICATE WHETHER THERE WAS ANY CHANGE IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE FOURTH QUARTER OF 2004 THAT HAS MATERIALLY AFFECTED OR IS REASONABLY LIKELY TO MATERIALLY AFFECT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

             Response:
             ---------
             Please refer to responses to your questions #9 and #10, which addresses the issue, raised in this question. Similar new language will be used in each subsequent reporting period.

QUESTION 11. WE NOTE THAT THE CERTIFICATES FILED WERE NOT IN THE PROPER FORM.
             THE REQUIRED CERTIFICATIONS MUST BE IN THE EXACT FORM PRESCRIBED; THE WORDING OF THE REQUIRED CERTIFICATIONS MAY NOT BE CHANGED IN ANY RESPECT, EXCEPT FOR THE MODIFICATIONS TEMPORARILY PERMITTED TO BE MADE TO THE FOURTH PARAGRAPH OF THE CERTIFICATION PURSUANT TO
             PART 111.E OF RELEASE NO. 8238. ACCORDINGLY, PLEASE FILE AN AMENDMENT TO YOUR FORM 10-KSB THAT INCLUDES ALL REQUIRED ITEMS OF THE FORM, ACCOMPANIED BY THE SIGNED CERTIFICATES OF YOUR CURRENT CFO AND CEO. THESE CERTIFICATIONS SHOULD BE IN THE FORM CURRENTLY SET FORTH IN ITEM 601(B) (31) OF REGULATION S-B

             Response:
             ---------
             Form 10-KSB will be amended to reflect word for word certification and all future filings will be stated properly.

             In connection with responding to our comments, we are providing below, a statement from Wireless Xcessories Group, Inc. acknowledging that:

                o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

                o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

                o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you have any further questions.

Sincerely;

/s/ Ronald E. Badke
---------------------------
Ronald E. Badke
Chief Financial Officer